March 22, 2021

Fellow Stockholder:

Ancora Holdings, Inc. (together with its affiliates, "Ancora") has significant concerns regarding the long-term viability of Blucora, Inc. ("Blucora" or the "Company") under the incumbent Board of Directors (the "Board"). While the Company's leadership was rewarded with millions of dollars in compensation last year, stockholders were forced to endure a nearly 38% stock price decline. We believe these outcomes are a consequence of a failed, six-year-old strategy that has yielded excessive debt, exorbitant corporate costs, persistent c-level turnover and startling attrition among Avantax advisors. We further believe that Blucora's misaligned compensation structure and weak performance are symptomatic of a broken culture – one that has worsened due to the Company's poorly-executed director refresh that populated the Board with several inexperienced individuals and its questionable appointment of long-tenured director Chris Walters as Chief Executive Officer in January 2020.

This is why we felt compelled to nominate four highly-qualified financial services industry experts – Frederick D. DiSanto, Cindy Schulze Flynn, Robert D. MacKinlay and Kimberly Smith Spacek – for election to Blucora's ten-member Board at the Annual Meeting of Stockholders (the "Annual Meeting") on April 21, 2021. Ancora is urging stockholders to vote on the **WHITE** **Proxy Card** to elect its full slate and facilitate the departures of four long-standing directors who have presided over what we consider to be appalling compensation decisions, ill-conceived personnel moves and a value-destructive strategy. Stockholders can learn how to vote on the **WHITE** **Proxy Card** by visiting www.ABetterBlucora.com.

Since the incumbent Board is choosing to spend an astounding seven-figure sum on external advisors to fight Ancora and quell stockholder-driven change, we expect the Company to continue attacking us, miscasting our nominees and trying to deflect attention away from the substantive issues at hand. We encourage you to see through this smokescreen and focus on the election contest's defining question: Is the Ancora slate more likely to prioritize your interests in the boardroom and enhance stockholder value?

The subsequent sections of this letter answer this pivotal question by giving you an opportunity to hear directly from each of our nominees. Our four director candidates have already been meeting as if they were in the boardroom and evaluating the challenges plaguing Blucora. Although the Company is yet to make the incumbents available in a similar format, we believe you deserve openness and transparency when it comes to our candidates' backgrounds, perspectives and strategic views. We are confident that you will conclude the Ancora slate is the right remedy at the right time.

Hear from Mr. DiSanto, Who is an Expert in the Wealth Management Sector with Strong Experience Serving on Public Company Boards of Directors

Question #1: Why did Ancora nominate director candidates and run an election contest at Blucora?

Answer #1: *Unfortunately, Ancora was forced to nominate directors due to Blucora's dismissiveness toward our concerns and recommendations. My team and I spent most of the winter trying to have a productive, private dialogue with Blucora's leadership. We also invested a great deal of energy and resources into preparing thoughtful analyses pertaining to the Company's ineffective strategy, bloated cost structure, fraying culture and personnel needs. Mr. Walters, who led these interactions along with his high-priced external advisors, <u>did not involve any independent Board members in our discussions and never made a good faith attempt to address our concerns</u>. I felt we had no choice other than to run an election contest. Absent immediate stockholder-driven change, we fear long-term value will be permanently impaired.*

Question #2: Why are you so convinced Blucora has the wrong strategy?

Answer #2: *Ancora focuses on long-term results when formulating its views regarding a company's value proposition. In this case, there is six years of evidence that underscores the lack of demonstrable synergies between Avantax (a wealth management business) and TaxAct (a low-cost consumer product that competes with the likes of TurboTax). The consequences of pairing these businesses have emerged in the form of Avantax advisor attrition, excessive corporate costs and negative stockholder returns over multiple horizons. Just to reinforce how much the market does not believe in this strategy, Blucora's stock price has traded at a pronounced discount to the intrinsic value of Avantax and TaxAct for years. It is clear to us that the Company needs candid, fresh perspectives in the boardroom to finally understand these realities.*

Question #3: Blucora suggests that Ancora may be a competitor to Avantax – is this true?

Answer #3: *While I fully understand how Avantax's business works and why it has been underperforming, the fact is that Ancora's wealth management platform is not a competitor. Ancora offers different products to a different clientele through different marketing channels. In making this baseless accusation, Blucora is simply trying to distract stockholders from the Company's boardroom blunders and poor performance. I also want to take this opportunity to make it clear that Ancora has no plans to try to acquire Blucora or any of its operating businesses. Ancora has no history of acquiring companies in our investment portfolio. There are no "conflicts" or "ulterior motives" here, and stockholders should focus on the facts rather than the Company's unsubstantiated insinuations.*

Question #4: Given the intense nature of this election contest, would you be able to join the Board and work with the incumbents in a collegial manner?

Answer #4: *Definitely. Whenever I enter a boardroom, my motto is simple: we are all on the same team. There is no time to hold grudges or maintain acrimony when stockholders are expecting results. If elected to the Board, all four members of our slate are going to bring a collegial and collaborative mindset to the table. We purposefully recruited a slate that has a very constructive operating mentality.*

Question #5: Will you have time to be actively involved with Blucora's Board if you are elected?

Answer #5: *Absolutely. With significant capital at stake, helping turn around Blucora is one of my top priorities. In order to prepare for prospective Board service, I have already taken steps to ensure I have the time to be a very active, engaged director.*

Hear from Ms. Schulze Flynn, Who is a Successful Financial Services Industry Executive with Deep Experience in the Areas of Corporate Communications, Marketing and Employee Engagement

Question #1: Why do you believe change is needed in Blucora's boardroom?

Answer #1: *If stockholders take a close look at Blucora's ten-member Board, they are going to see there are a few very qualified members. For example, Mark Ernst and Jana Schreuder seem to possess strong operational acumen and executive management experience in the financial services industry. But then there is a large portion of this Board that has inapplicable media backgrounds and generic technology experience. At this moment in time, I feel Blucora needs a Board that is primarily comprised of individuals who understand just how relationship-based and trust-based the financial services world is. If the incumbent directors had a better understanding of the personalized aspects of the industry, perhaps Avantax would not be hemorrhaging advisors.*

Question #2: Given you are Chief Communications and Marketing Officer at a mortgage company, can you really add value to the Blucora Board?

Answer #2: *I have previously held executive-level communications and marketing roles at a number of financial institutions with wealth and tax advisory offerings, including New York Community Bancorp, Inc. (NYSE: NYCB) and Citizens Financial Group, Inc. (NYSE: CFG). This is why I understand how much relationships and trust matter for Blucora's operating businesses. I can help the Board re-think what the Company's engagement is like with disaffected Avantax advisors. Repairing these relationships through confidence-inspiring communication and proper incentivization should be a top priority. Avantax needs to be a truly vibrant community for advisors – not just a corporate umbrella.*

Question #3: Why is Blucora's leadership to blame for the issues at Avantax, particularly given that the business has independent management?

Answer #3: *Based on my experience at financial services holding companies, culture starts at the top. Unfortunately, Blucora's leadership appears to have fostered a culture that is short on both accountability and incentivization in the boardroom and c-suite. That is likely why Mr. Walters was allowed to make roughly $8 million last year – during the pandemic – while advisors were hit with more fees, including a new $60 annual fee on all advisors' direct-to-fund transactions. This is likely why the nine-member Board was paid roughly $2 million last year and the Company's named executive officers had their short-term incentive measurements*

favorably adjusted to earn $2 million in cash bonuses in 2020. In light of this, it does not surprise me that Avantax advisors are disillusioned and TaxAct metrics are stagnant.

Question #4: Do you share Ancora's view that Blucora should explore strategic alternatives for TaxAct?

Answer #4: *I believe directors always have an obligation to evaluate alternative paths to value creation, particularly when one path appears to be a dead end. Given Blucora's results in recent years, I agree there should be a credible, well-governed review of alternatives for TaxAct. I would assess the results of that review with an open mind and advocate for whatever path is in the best interests of stockholders.*

Hear from Mr. MacKinlay, a Successful Corporate Finance Executive with Two Decades of Prior Leadership Experience at a Nationally Recognized Financial and Tax Advisory Firm with Over 600 Professionals

Question #1: In light of the pandemic, should Blucora have more time to execute its strategy?

Answer #1: *An objective analysis of Blucora reveals that the Company has been pursuing the same strategy for years. In fact, a simple review of the Company's November 2018 investor presentation and its June 2020 investor presentation shows a long-term emphasis on achieving "synergies" between the wealth management and tax preparation segments. Both presentations also emphasize that a key strategic priority is building a "culture" around an integrated corporate offering. It seems contradictory for leadership to now tout a new strategy when the Company has been pursuing the same elusive objectives throughout Mr. Walters' Board tenure and long before the pandemic.*

Question #2: Do you acknowledge that TaxAct has been hit hard by the pandemic?

Answer #2: *Once again, I think stockholders would be well-served to look at Blucora's own materials, which show TaxAct's years of pre-pandemic stagnation under the Company's umbrella. TaxAct's professional e-files plateaued at around 1.9 million for three straight years prior to the pandemic. This suggests financial advisors have been cool on TaxAct for some time.*

Question #3: Do you share Ancora's view that Blucora should explore strategic alternatives for TaxAct?

Answer #3: *As a certified public accountant and someone with two decades of experience in the tax advisory space at Cohen & Company, I am in a good position to formulate my own assessments on the TaxAct business. There appears to be no compelling revenue, cost or brand synergies between Avantax and TaxAct. Blucora's significant corporate spending also eats up a sizable chunk of TaxAct's gross profit. With this context in mind, I believe the Board should be exploring all strategic options for TaxAct. I would make a final determination about*

the merit of a prospective sale consistent with my fiduciary duties.

Question #4: How do you respond to the Company's contention that you lack a public company background and wealth management sector experience?

Answer #4: *I was actually a senior accountant at KMPG, which had many of the world's top public companies as clients during my tenure, prior to becoming an executive and national managing partner at Cohen & Company. I subsequently became a major new business driver for Cohen & Company's wealth management partner, Sequoia Financial Group, to which I helped direct hundreds of millions of dollars in assets. My understanding of public company financial requirements and background in both the tax and wealth segments makes me an ideal director for Blucora.*

Question #5: How would you look to specifically aid the Board?

Answer #5: *I can bring a new perspective to the Board when it comes to assessing transaction opportunities and valuing assets. The Board appears to lack the right corporate finance qualifications based on the Company's $271 million goodwill impairment charge related to the HD Vest and 1st Global acquisitions. As the Board thinks about how to deal with Blucora's significant debt load, it will also need people with proven track records to introduce expense containment programs and cash flow-generating initiatives. I fit that bill.*

Hear from Ms. Smith Spacek, a Financial Services Industry Executive with Deep Experience in the Areas of Client Engagement, Investor Relations and Institutional and Retail Marketing

---

Question #1: How will your experience working with institutional and high-net worth clients in the alternative asset management industry benefit Blucora?

Answer #1: *Throughout my career in the financial sector, I have learned that nothing is more important than earning and maintaining client confidence. Failing to acknowledge this reality is what appears to have triggered the exodus of Avantax advisors. I believe Blucora needs to finally begin treating Avantax advisors like valued clients – not affiliates or employees. If I am elected to the Board, I would like to work with Avantax President Todd Mackay and his team to initiate a listening tour, realign fees and incentive-based compensation models to competitive levels, and identify new ways to use digital lead generation and marketing tools at the corporate level to drive business to advisors. Blucora needs to establish a differentiated "value add" in order to retain and attract Avantax advisors.*

Question #2: Avantax very recently announced personnel moves to strengthen its leadership team – is this a step in the right direction?

Answer #2: *I was surprised to see Avantax issue what appears to be a somewhat misleading and reactionary announcement on March 18th – just one day after our thoughtful open letter to advisors. The three individuals*

purportedly joining Avantax's senior leadership include Chief Marketing Officer Mike Holmes, who looks to have joined the business more than two months ago, and two other individuals already affiliated with the organization for some time. It is also somewhat concerning that up until recently, Avantax's leadership team appears to have been entirely Caucasian and almost exclusively male. This does not seem like a leadership team ideally positioned to serve a diverse advisor base.

Question #3: What are the most correctable issues you see at Blucora today?

Answer #3: *Since we are just a minority slate, we have a vision for moving Blucora in the right direction and would seek to work with the remaining incumbents to take value-enhancing steps. With this context in mind, I think that a refreshed Board should focus on shifting the Company's capital allocation priorities away from executive compensation and non-accretive corporate expenses and toward technology-based support and marketing initiatives that can spur organic growth for Avantax advisors. It also seems prudent for a refreshed Board to evaluate whether Blucora needs such an expansive executive team given that both Avantax and TaxAct have sizable leadership groups. The Company's rising debt and revenue headwinds at the operating businesses should reinforce to the Board that capital must be deployed very judiciously in the near-term.*

Question #4: Do you share Ancora's view that Blucora should explore strategic alternatives for TaxAct?

Answer #4: *In my view, the Board owes it to stockholders to carry out a credible, well-communicated assessment of strategic alternatives for the tax business. The Company's negative returns and TaxAct's long-run struggles under this umbrella speak for themselves. While the Board claims it already reviewed certain alternatives, the process described in this year's proxy statement does not appear to have focused on a prospective sale of TaxAct. I would encourage the Board to undertake a more robust process and use the outputs of any such review to make an informed decision.*

Question #5: Are there any longer-term strategic initiatives you feel the Board should be considering?

Answer #5: *One of the first things I want to do in the boardroom is understand what is being done to improve succession planning and risk management. These are areas that I have strong familiarity with from my time at multi-billion-dollar investment management firms. It is alarming that Blucora's previous Chief Executive Officer and Chief Financial Officer both resigned over a ten-day period in January 2020, which is the same month the Company announced its $160 million purchase of HK Financial Services. The Company's stock price plunged approximately 14% from January 2, 2020 through January 29, 2020.[1]*

The Choice Should be Clear: the Ancora Slate is Aligned, Engaged and Passionate About Constructively Working With the Remaining Incumbents to Build a Better Blucora

---

[1] January 29, 2020 is the day prior to the World Health Organization declaring the COVID-19 pandemic a global health emergency.

We hope that stockholders, such as yourself, now have a better sense of what our slate will bring to Blucora's Board. In addition to possessing additive financial services experience and a value-enhancing vision, our nominees are running on a platform of transparency. We want all of the Company's stakeholders to know who we are and what we stand for.

Blucora is at a crossroads heading into this year's Annual Meeting. We urge you to vote the **WHITE** **Proxy Card** to put the Company on the right path to value creation.

Sincerely,

Ancora Holdings, Inc.

***